EXHIBIT 99.2

Announcements
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
_____________________________
Update—Routine Transaction in Own Shares announcements in the period to December 31, 2021
_____________________________

December 2, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on December 01, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 1,995
Date of transaction: December 01, 2021
Price paid per share: £116.905014
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,220,318 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,950,864.
The figure of 220,950,864 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2849U_1-2021-12-1.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

December 3, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on December 02, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 34,981
Date of transaction: December 02, 2021
Price paid per share: £116.423932
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,255,299 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,915,883.
The figure of 220,915,883 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4420U_1-2021-12-2.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

December 6, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on December 03, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 40,000
Date of transaction: December 03, 2021
Price paid per share: £116.150000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,295,299 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,875,883.
The figure of 220,875,883 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5880U_1-2021-12-3.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

December 7, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on December 06, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 49,455
Date of transaction: December 06, 2021
Price paid per share: £115.139394
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,344,754 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,826,428.
The figure of 220,826,428 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8033U_1-2021-12-7.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

December 15, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on December 14, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 40,000
Date of transaction: December 14, 2021
Price paid per share: £124.150000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,384,754 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,786,428.
The figure of 220,786,428 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6533V_1-2021-12-14.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

December 16, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on December 15, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 7,931
Date of transaction: December 15, 2021
Price paid per share: £125.800168
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,392,685 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,778,497.
The figure of 220,778,497 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8062V_1-2021-12-15.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

December 17, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on December 16, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 2,459
Date of transaction: December 16, 2021
Price paid per share: £127.797740
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,394,439 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,776,743.
The figure of 220,776,743 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9531V_1-2021-12-16.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

December 20, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on December 17, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 47,738
Date of transaction: December 17, 2021
Price paid per share: £127.533163
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,442,177 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,729,005.
The figure of 220,729,005 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1130W_1-2021-12-19.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

December 21, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on December 20, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 39,629
Date of transaction: December 20, 2021
Price paid per share: £126.801739
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,481,806 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,689,376.
The figure of 220,689,376 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2709W_1-2021-12-20.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

December 23, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on December 22, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 29,431
Date of transaction: December 22, 2021
Price paid per share: £129.453240
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,511,237 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,659,945.
The figure of 220,659,945 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5492W_1-2021-12-22.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

December 24, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on December 23, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 28,796
Date of transaction: December 23, 2021
Price paid per share: £130.500000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,540,033 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,631,149.
The figure of 220,631,149 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6890W_1-2021-12-23.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

December 29, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on December 24, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 20,000
Date of transaction: December 24, 2021
Price paid per share: £131.000000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,560,033 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,611,149.
The figure of 220,611,149 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8065W_1-2021-12-24.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

December 30, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on December 29, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 30,000
Date of transaction: December 29, 2021
Price paid per share: £132.750000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,590,033 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,581,149.
The figure of 220,581,149 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
https://www.rns-pdf.londonstockexchange.com/rns/9853W_1-2021-12-29.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

December 31, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on December 30, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 50,000
Date of transaction: December 30, 2021
Price paid per share: £132.200000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,640,033 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,531,149.
The figure of 220,531,149 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
https://www.rns-pdf.londonstockexchange.com/rns/1065X_1-2021-12-30.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410